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                   RICOH AND LANIER ANNOUNCE COMMENCEMENT OF
               TENDER OFFER FOR SHARES OF LANIER WORLDWIDE, INC.

TOKYO, JAPAN and ATLANTA, GEORGIA, December 8, 2000--Ricoh Company, Ltd. (TSE:
7752) and Lanier Worldwide, Inc. (NYSE: LR) announced today that Ricoh's tender offer for all of the issued and outstanding shares (including the associated Participating Preferred Stock Purchase Rights) of Lanier Worldwide, Inc. common stock will commence on Friday, December 8, 2000. Pursuant to the tender offer, Ricoh will offer to purchase all shares of stock of Lanier Worldwide, Inc. at a price of $3.00 per share, net to the seller in cash.

    Investors and security holders are advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Ricoh Company, Ltd. with the Securities and Exchange Commission, and the solicitation/ recommendation statement will be filed with the SEC by Lanier Worldwide, Inc. The tender offer materials, the solicitation statement/recommendation statement and other relevant materials will be mailed to all record holders of shares of common stock of Lanier Worldwide, Inc. and will be furnished to brokers, dealers, banks, trust companies and similar persons who are entitled to receive such materials. Investors and security holders may also obtain a free copy of these statements (when available) and other documents filed by Ricoh Company, Ltd. and Lanier Worldwide, Inc. with the SEC at the SEC's web site at www.sec.gov. The tender offer statement and related offering materials may be obtained for free from Ricoh Company, Ltd. by directing such request to: LW Acquisition Corp, 5 Dedrick Place, West Caldwell, New Jersey 07006, Attention: Yukio Mizutani. The solicitation/ recommendation statement and such other documents may also be obtained for free from Lanier Worldwide, Inc. by directing such request to: Lanier Worldwide, Inc., 2300 Parklake Drive, NE, Atlanta, Georgia 30345, Attention: Bradford L. Nelson, telephone (770) 621-1076, e-mail: bnelson@lanier.com.

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
CONTACT:   RICOH                          LANIER
           COMPANY, LTD.                  WORLDWIDE, INC.
           Takanobu Matsunami             Bradford L. Nelson
           (+81-3) 5411-4511              (770) 621-1076
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